     May 12, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

     Division of Corporation Finance

Re:     Integrated BioPharma, Inc. – Preliminary Information Statement on Schedule 14C filed March 7, 2008 (File No. 001-31668)

Mr. Riedler:

On behalf of our client, Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (File No. 001-31668), originally filed with the Commission on March 7, 2008 (the “Information Statement”). Amendment No. 1 responds to the comments received from the Commission’s staff (the “Staff”) by letter dated March 13, 2008 (the “Comment Letter”) with respect to the Information Statement.

For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter), and the responses to each comment appear immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

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General

1. Please note that we will be reviewing the Form 10 filed by InB:Biotechnologies, Inc., which incorporates by reference this Information Statement filed by Integrated BioPharma, Inc. Therefore, we will be monitoring this Information Statement for compliance with comments that we will issue in connection with our review of the Form 10.

The Company notes this approach.

2. Please provide us with an analysis as to why financial statements and pro forma financial statements of Integrated BioPharma, Inc. are not required to be included in the Information Statement.

The Company has revised the Information Statement to include the Integrated BioPharma pro forma financial statements. Please see page 37.

* * * *

     In connection with this response letter and the revisions to the Information Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me at (212) 801-6752.

                                   Very truly yours,

                                   /s/ Andrew H. Abramowitz

                                   Andrew H. Abramowitz

cc:     Mr. Sebastian Gomez Abero